SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                             NATIONSMART CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   638587105
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                                 (CUSIP Number)

                              RAS Securities Corp.
                                  50 Broadway
                               New York, New York
                                  212 785-5000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the following  box  if  a  fee  is  being  paid  with this statement [ ].


                               Page 1 of 5 pages



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CUSIP No.  638587105                                           Page 2 of 5 pages
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   1   NAME OF REPORTING PERSONS



       RAS SECURITIES CORP.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS


       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
                                                                  [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       NEW YORK
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,712,288
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,713,288
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,713,288

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       30%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       BD

--------------------------------------------------------------------------------


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CUSIP No.  638587105                                           Page 3 of 5 pages
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                           STATEMENT FOR SCHEDULE 13D

     This Statement is filed by RAS Securities Corp., a New York corporation ("RAS"), to amend its Schedule 13D with respect to the common stock (the "Common Stock") of Nationsmart Corporation (the "Issuer"), whose principal executive office is located at 1164 Lilburn Park Road, St. Louis, Missouri 63146.


Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the shares of the Issuer's Common Stock owned by RAS is approximately $184,600. The shares of Common Stock owned by RAS were acquired with corporate funds

Item 4.  Purpose of Transaction.

     In December 1993, RAS co-managed the Issuer's initial public offering, and has acted as a market maker in its common stock and warrants. Following the offering, RAS became disappointed with the Issuer's performance and suggested that the Issuer engage in one or more transactions, none of which occurred.

     RAS has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. RAS intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to RAS' investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock and/or selling some or all of RAS' shares.


Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate percentage of shares of Common Stock reported owned by RAS is based upon 5,686,226 shares outstanding, which is the total number of shares of Common Stock outstanding as


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CUSIP No.  638587105                                           Page 4 of 5 pages
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reported  in the  Company's  Form 10-K filed with the  Commission  on August 17,
1995.

As of the close of business on May 20, 1998:

     RAS beneficially owns 1,713,288 shares of Common Stock constituting, in the aggregate, approximately 30% of the shares outstanding.

     (b) By virtue of his position with RAS, Mr. Schneider has the power to vote and dispose of the shares reported in this Schedule 13D.

     (c) Except for transactions effected by RAS in the ordinary course of performing its market making activities, it has not engaged in any transactions in the Issuer's Common Stock within the past 60 days except as set forth below. All transactions effected by RAS were effected in the open market.


                     Date           Amount       Price        B/S
                     ----           ------       -----        ---
                     4/03/98        45,000        $.05         S
                     4/28/98           100         .05         B
                     4/30/98        15,000         .04         B
                     4/30/98        40,000         .04         B
                     4/30/98         1,500         .06         B


     (d) Not applicable.

     (e) Not applicable.


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CUSIP No.  638587105                                           Page 5 of 5 pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 1, 1998                                  RAS SECURITIES CORP.


                                                     By: /s/ Robert Schneider
                                                         --------------------
                                                      Robert Schneider,
                                                      Chief Executive Officer